SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BayCorp Holdings, Ltd.

(Name of Subject Company (Issuer))

Sloan Acquisition Corp.

Sloan Group Ltd.

Joseph Lewis

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

072728108

(CUSIP Number of Class of Securities)

Sloan Acquisition Corp.

6100 Payne Stewart Drive

Windermere, Florida 34786

Attn: Jefferson R. Voss

(407) 876-0024

(Name Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ralph F. MacDonald III

Alston & Bird LLP

1201 W. Peachtree Street

Atlanta, Georgia 30309

(404) 881-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$10,933,154	$1,287.00

*	Estimated for purposes of calculating the filing fee only. Calculated by multiplying $14.19, the per share tender offer price, by 770,483, the sum of the 571,364 issued and outstanding shares of common stock as of October 11, 2005 and the 199,119 shares of common stock subject to vested stock options.
**	The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. #3 issued by the Securities and Exchange Commission on September 30, 2005, equals $117.70 per million dollars of the Transaction Valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable. Form or Registration No.: Not applicable.	FilingParty: Not applicable. Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1. ☐ issuer tender offer subject to Rule 13e-4.	☒ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the offer by Sloan Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Sloan Group Ltd., a Bahamas international business corporation (“Sloan Group”), to purchase all outstanding shares of common stock, par value $0.01 per share (“Shares”) of BayCorp Holdings, Ltd., a Delaware corporation (“BayCorp”), at a purchase price of $14.19 per Share in accordance with the Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and BayCorp, which is attached hereto as Exhibit (d)(1), net to seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2005 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(1)(ii). Joseph Lewis is the indirect owner of Sloan Group and controls both Sloan Group and Purchaser.

Item 4. Terms of the Transaction.

Reference is made to the information set forth under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements”, “The Tender Offer—Section 1—Terms of the Offer; Expiration Date”, “The Tender Offer—Section 2 – Acceptance for Payment and Payment for Shares”, “The Tender Offer—Section 3 – Procedures for Accepting the Offer and Tendering Shares”, “The Tender Offer—Section 4 – Withdrawal Rights”, “The Tender Offer—Section 5 – Material Federal Income Tax Consequences”, “The Tender Offer—Section 11 – Certain Conditions of the Offer” and “Schedule II—Section 262 of the Delaware General Corporation Law—Appraisal Rights” of the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Reference is made to the information set forth under “Introduction”, “Special Factors—Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements” and “Special Factors—Section 6 – Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Compensation.

Reference is made to the information set forth in “The Tender Offer—Section 9 – Financing of the Offer and Merger” of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Financial Statements.

Pursuant to the Instructions to Item 10, financial information and pro forma information is not material to a security holder’s decision whether to sell, tender or hold the securities sought.

Item 11. Additional Information.

Regarding information related to agreements, regulatory requirements and legal proceedings, reference is made to the information set forth in “Introduction”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements” and “The Tender Offer—Section 12 – Certain Legal Matters and Regulatory Approvals” of the Offer to Purchase, which is incorporated herein by reference.

Regarding other material information, reference is made to the Offer to Purchase and the Letter of Transmittal, which are incorporated herein by reference.

Item 12. Exhibits

The following exhibits are attached to this Schedule TO:

(a)(1)(i)	Offer to Purchase, dated October 12, 2005.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9.
(a)(5)(i)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on September 13, 2005 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Purchaser with the Securities and Exchange Commission on September 13, 2005).
(a)(5)(ii)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on September 27, 2005 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Purchaser with the Securities and Exchange Commission on September 27, 2005).
(a)(5)(iii)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on October 12, 2005.
(c)(1)	Fairness Opinion of Jefferies & Company, Inc.
(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and BayCorp (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).
(d)(2)	Stockholder Support Agreement, dated September 13, 2005, among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).
(d)(3)	Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and BayCorp (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).
(d)(4)	Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and BayCorp (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).
(d)(5)	Convertible Note dated March 15, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by BayCorp with the Securities and Exchange Commission on March 31, 2005).
(d)(6)	Convertible Note dated May 24, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed by BayCorp with the Securities and Exchange Commission on September 23, 2005).
(d)(7)	Promissory Note dated October 7, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K/A filed by BayCorp with the Securities and Exchange Commission on October 11, 2005).
(d)(8)	Nondisclosure and No-Trading Agreement, between BayCorp and Sloan Group.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3

Item 1. Summary Term Sheet.

Reference is made to the information set forth under “Summary Term Sheet” of the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information.

Reference is made to the information set forth under “Summary Term Sheet”, “Introduction”, “The Tender Offer—Section 6 – Price Range of Shares; Dividends”, “The Tender Offer—Section 7 – Certain Information

Concerning BayCorp”, “The Tender Offer—Section 8 – Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis” and “The Tender Offer—Section 10 – Dividends and Distributions” of the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

Reference is made to the information set forth under “The Tender Offer—Section 8 – Certain Information Concerning the Purchaser, Sloan Group and Joseph Lewis” and “Schedule I—Information Concerning the Directors and Executive Officers of Sloan Group and Purchaser” of the Offer to Purchaser, which is incorporated herein by reference.

Item 4. Terms of the Transaction

Reference is made to the information set forth under “Summary Term Sheet”, “Introduction”, “Special Factors—Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements”, “The Tender Offer—Section 1—Terms of the Offer; Expiration Date”, “The Tender Offer—Section 2 – Acceptance for Payment and Payment for Shares”, “The Tender Offer—Section 3 – Procedures for Accepting the Offer and Tendering Shares”, “The Tender Offer—Section 4 – Withdrawal Rights”, “The Tender Offer—Section 5 – Material Federal Income Tax Consequences”, “The Tender Offer—Section 11 – Certain Conditions of the Offer” and “Schedule II—Section 262 of the Delaware General Corporation Law—Appraisal Rights” of the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

Reference is made to “Summary Term Sheet”, “Special Factors—Section 1 – Background of the Offer; Contacts with BayCorp”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements”, “Special Factors—Section 10 – Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer—Section 8 – Certain Information Concerning the Purchaser, Sloan Group and Joseph Lewis” of the Offer to Purchase, which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Reference is made to the information set forth under “Introduction”, “Special Factors—Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements” and “Special Factors—Section 6 – Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations” of the Offer to Purchase, which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Reference is made to the information set forth in “Special Factors—Section 1 – Background of the Offer; Contacts with BayCorp”, “Special Factors—Section 5 – Purpose of the Offer; Plans for BayCorp after the Offer and Merger”, “Special Factors—Section 6 – Possible Effects of the Offer on the Market for Shares, AMEX Listing, Exchange Act Registration and Margin Regulations”, “Special Factors—Section 10 – Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer—Section 5 – Material Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Reference is made to the information set forth in “Summary Term Sheet”, “Introduction”, “Special Factors—Section 2 – BayCorp’s Position Regarding the Fairness of the Offer”, “Special Factors—Section 3 – Opinion of the Special Committee’s Financial Advisor”, “Special Factors—Section 4 – Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding the Fairness of the Offer”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements” of the Offer to Purchase, which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Reference is made to the information set forth in “Special Factors—Section 2 – BayCorp’s Position Regarding the Fairness of the Offer”, “Special Factors—Section 3 – Opinion of Special Committee’s Financial

Advisor” and “Special Factors—Section 4 – Sloan Group’s, Purchaser’s and Joseph Lewis’ Position Regarding the Fairness of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Reference is made to the information set forth in “The Tender Offer—Section 9 – Financing of the Offer and Merger” and “The Tender Offer—Section 13 – Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Reference is made to the information set forth in “Summary Term Sheet”, “Introduction”, “Special Factors—Section 9 – Beneficial Ownership of Shares”, “Special Factors—Section 10 – Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer—Section 8 – Certain Information Concerning Purchaser, Sloan Group and Joseph Lewis” of the Offer to Purchase, which is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Reference is made to the information set forth in “Special Factors—Section 2 – BayCorp’s Position Regarding the Fairness of the Offer”, “Special Factors—Section 7 – The Merger Agreement and Related Agreements” and “Special Factors—Section 10 – Related Party Transactions; Interests of Certain Persons in the Offer and Merger” of the Offer to Purchase, which is incorporated herein by reference.

Item 13. Financial Statements.

The audited consolidated financial statements of BayCorp as of and for the fiscal years ended December 31, 2004 and December 31, 2003, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on September 30, 2005 and the Consolidated Financial Statements of BayCorp included as Item 8 to BayCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 26, 2004.

The unaudited consolidated financial statements of BayCorp for the fiscal quarters ended June 30, 2005 and 2004, are incorporated herein by reference to the Consolidated Financial Statements of BayCorp included as Item 1 of Part I of BayCorp’s Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2005, filed with the Securities and Exchange Commission on August 5, 2005, and for the quarterly period ended June 30, 2004, filed with the Securities and Exchange Commission on August 6, 2004.

Reference is made to the information in “The Tender Offer—Section 7 – Certain Information Concerning BayCorp” of the Offer to Purchase, which is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Reference is made to the information set forth in “Summary Term Sheet”, “Introduction”, “Special Factors—Section 10 – Related Party Transactions; Interests of Certain Persons in the Offer and Merger” and “The Tender Offer—Section 13 – Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.

Item 15. Additional Information.

The response to this item is included in Item 11 of this Schedule TO.

Item 16. Exhibits.

The response to this item is included in Item 12 of this Schedule TO.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLOAN GROUP LTD.

Date: October 12, 2005	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	Vice President

SLOAN ACQUISITION CORP.

	By:	/s/ Jefferson R. Voss
	Name:	Jefferson R. Voss
	Title:	President

/s/ Joseph Lewis
Joseph Lewis

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Offer to Purchase, dated October 12, 2005.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute form W-9.

(a)(5)(i)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on September 13, 2005 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Purchaser with the Securities and Exchange Commission on September 13, 2005).

(a)(5)(ii)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on September 27, 2005 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Purchaser with the Securities and Exchange Commission on September 27, 2005).

(a)(5)(iii)	Text of Joint Press Release issued by Sloan Group, Purchaser and BayCorp on October 12, 2005.

(c)(1)	Fairness Opinion of Jefferies & Company, Inc.

(d)(1)	Amended and Restated Agreement and Plan of Merger, dated as of September 30, 2005, among Sloan Group, Purchaser and BayCorp (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

(d)(2)	Stockholder Support Agreement, dated September 13, 2005, among Sloan Group, Purchaser, Frank W. Getman Jr. and Anthony M. Callendrello (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

(d)(3)	Employment Agreement, dated September 13, 2005, between Frank W. Getman Jr. and BayCorp (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

(d)(4)	Employment Agreement, dated September 13, 2005, between Anthony M. Callendrello and BayCorp (incorporated by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by BayCorp with the Securities and Exchange Commission on September 16, 2005).

(d)(5)	Convertible Note dated March 15, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.10 to the Annual Report on Form 10-K filed by BayCorp with the Securities and Exchange Commission on March 31, 2005).

(d)(6)	Convertible Note dated May 24, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q/A filed by BayCorp with the Securities and Exchange Commission on September 23, 2005).

Exhibit No.	Description

(d)(7)	Promissory Note dated October 7, 2005, among BayCorp, Great Bay Power Marketing, Inc., Great Bay Hydro Corporation, BayCorp Ventures, LLC, Nacogdoches Gas, LLC, Great Bay Hydro Maine, LLC, Great Bay Hydro Benton, LLC and Sloan Group (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K/A filed by BayCorp with the Securities and Exchange Commission on October 11, 2005).

(d)(8)	Nondisclosure and No-Trading Agreement, between BayCorp and Sloan Group.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

(g)	None.

(h)	None.